UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: ANNOUNCEMENT REGARDING DATE FROM WHICH SOLBE1 ELECTION RIGHT MAY BE EXERCISED AND CONSEQUENCES OF NOT EXERCISING THE SOLBE1 ELECTION RIGHT

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL

Sasol Ordinary ISIN codes: ZAE000006896   US8038663006

Sasol BEE Ordinary Share code: JSE: SOLBE1

Sasol BEE Ordinary ISIN code: ZAE000151817

("**Sasol**")

ANNOUNCEMENT REGARDING DATE FROM WHICH SOLBE1 ELECTION RIGHT MAY BE EXERCISED AND CONSEQUENCES OF NOT EXERCISING THE SOLBE1 ELECTION RIGHT

1.   We refer to the SENS announcement published on 29 January 2018 relating to the Election Right.

2.   The purpose of this announcement is to advise –

2.1.   each SOLBE1 shareholder who is entitled to exercise the Election Right, that such SOLBE1 shareholder may do so from today, Wednesday, 21 February 2018 but the last date and time by which the Election, if exercised, must be received by Computershare, the SOLBE1 shareholder's CSDP or broker is 12h00 on Thursday, 22 March 2018;

2.2.   that should a SOLBE1 shareholder –

2.2.1.   not exercise the Election Right during the period referred to in paragraph 2.1;

2.2.2.   have disposed of or dispose of some of such SOLBE1 shareholder's SOLBE1 Shares from Wednesday, 7 February 2018; or

2.2.3.   have acquired SOLBE1 Shares from Wednesday, 7 February 2018;

2.2.4.   have exercised the Election Right but the election is void for any reason,

such SOLBE1 shareholder will be unable to trade in such SOLBE1 shareholder's SOLBE1 Shares or remaining SOLBE1 Shares, as the case may be, from 17:00 on Monday, 26 March 2018 ("**Last Day to Trade**") until 09:00 on Friday, 6 April 2018. The reason for this is that the SOLBE1 Shares in question will automatically re-designate as SOL Shares on 5 April 2018 and the suspension in trading is required in order to enable the correct shareholders' names to be on the SOLBE1 securities register on Thursday, 29 March 2018, being the record date for purposes of the re-designation ("**Record Date")**. It is those shareholders whose names are on the SOLBE1 securities register on the Record Date whose names will be transferred to the SOL securities register on 5 April 2018. It is those shareholders whose SOLBE1 Shares do not re-designate as SOL Shares whose names will reflect on the SOLBE1 securities register on Friday, 6 April 2018 and who are therefore eligible to participate in the free share issue contemplated in paragraph 6 of the SOLBE1 Election Document which is being or has been dispatched to SOLBE1 Shareholders on the SOLBE1 securities register on 9 February 2018.

3.   The results of the exercise or non-exercise of the Election Right will be published on 29 March 2018.

4.   **Important dates**

Last Day to Trade (the last day on which a SOLBE1 shareholder can transact (whether on or off-market) in SOLBE1 Shares in order to be on the SOLBE1 securities register on the Record Date)	Monday, 26 March 2018
Suspension of trading in SOLBE1 Shares	Tuesday, 27 March 2018
Record Date	Thursday, 29 March 2018
Date on which SOLBE1 Shares in respect of which an Election is not made, validly made, or cannot be made, will automatically re-designate to SOL Shares	Thursday, 5 April 2018
CSDP and broker client accounts where there are holdings of SOLBE1 Shares for holders which have not exercised, or not validly exercised, the Election to be updated to reflect the automatic re-designation of these holders' SOLBE1 Shares to SOL Shares.	Thursday, 5 April 2018

Lifting of suspension of trading in SOLBE1 Shares from this date and time	09:00 on Friday, 6 April 2018

21 February 2018

Johannesburg

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 February, 2018

By: /s/ V D Kahla

Name: Vuyo Dominic Kahla

Title: Company Secretary